FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending October 1, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 1, 2003                                       By: Lorraine Day
                                                             ------------------
                                                                   LORRAINE DAY
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned directors:


Sir Christopher Hogg acquired a beneficial interest in 27 Ordinary Shares purchased under a Personal Equity Plan on 29 September 2003 at (pound)12.75.

Mr J D Coombe acquired a beneficial interest in 8 Ordinary Shares purchased under a Personal Equity Plan on 29 September 2003 at (pound)12.75.

Mrs G A Coombe (wife of Mr J D Coombe) acquired a beneficial interest in 6 Ordinary Shares purchased under a Personal Equity Plan on 29 September 2003 at (pound)12.75.

Sir Peter Job acquired a beneficial interest in 1 Ordinary Share purchased under a Personal Equity Plan on 29 September 2003 at (pound)12.75.


The Directors and the Company were advised of these transactions on 30 September 2003.



S M Bicknell
Company Secretary

30 September 2003

30 September 2003


                              GlaxoSmithKline PLC


GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003 , it purchased for cancellation 670,000 of its ordinary shares at a price of 1258.67p per share.

                             Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


29 September 2003             Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 31,024 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                              Share Option Plan 1991.

30 September 2003             Abacus (GSK) Trustees Limited, as trustee of the
                              GSK Trust, transferred 18,776 Ordinary Shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of these transactions on 1 October 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

1 October 2003

                              Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 1 October 2003, the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the automatic share allocation arrangements for non-executive Directors for the period of service from 1 July to 30 September 2003, as listed below.

    Non Executive Director            Ordinary Shares        American Depository
                                                                  Shares (ADS)
    Sir Christopher Hogg                  1,500
    Dr Michele Barzach                     250
    Mr Lawrence Culp                                                  125
    Mr Crispin Davis                       250
    Sir Peter Job                          250
    John McArthur                                                     125
    Donald McHenry                                                    125
    Sir Ian Prosser                        250
    Dr Ronaldo Schmitz                     250
    Dr Lucy Shapiro                                                   125


At the same time the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the share election element of the share allocation arrangements for non-executive Directors for the period of service from 1 July to 30 September 2003, as listed below.


    Non Executive Director            Ordinary Shares        American Depositary
                                                                 Shares (ADS)

    Sir Christopher Hogg                 2969.1211
    Mr Lawrence Culp                                               421.1511
    Mr Crispin Davis                      890.7363
    Sir Peter Job                         890.7363
    Sir Ian Prosser                       544.3389
    Dr Ronaldo Schmitz                    435.4711

The Company and the directors were informed of these allocations on 1 October 2003.

S M Bicknell
Company Secretary
1 October 2003